# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DUCOMMUN INC /DE/, CIK 0000030305
CUSIP: 264147109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 600 ANTON BOULEVARD, 600 ANTON BOULEVARD, COSTA MESA, California (CA), 92626
Date of event which requires filing of this statement: 03/09/2026
Amends the filing with accession number 0000807249-20-000042
Filed by CIK 0000807249
Persons authorized to receive notices and communications: DAVID GOLDMAN, 191 MASON STREET, GREENWICH, Connecticut (CT), 06830, 914-921-5000

## Reporting persons
- GAMCO INVESTORS, INC. ET AL (CIK 0000807249): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 200; shared voting power 0; sole dispositive power 200; shared dispositive power 0; aggregate amount beneficially owned 200 (0% of the class); the aggregate amount excludes certain shares
- GABELLI FUNDS LLC (CIK 0001081407): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 100,670; shared voting power 0; sole dispositive power 100,670; shared dispositive power 0; aggregate amount beneficially owned 100,670 (0.7% of the class)
- GAMCO Asset Management Inc. (CIK 0001460612): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 463,286; shared voting power 0; sole dispositive power 471,586; shared dispositive power 0; aggregate amount beneficially owned 471,586 (3.2% of the class)
- GABELLI FOUNDATION, INC.: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 3,800; shared voting power 0; sole dispositive power 3,800; shared dispositive power 0; aggregate amount beneficially owned 3,800 (0% of the class)
- Teton Advisors, LLC (CIK 0002086025): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Wyoming (WY); source of funds: other (OO); sole voting power 23,700; shared voting power 0; sole dispositive power 23,700; shared dispositive power 0; aggregate amount beneficially owned 23,700 (0.2% of the class)
- GGCP, INC. (CIK 0001238894): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Wyoming (WY); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Associated Capital Group, Inc. (CIK 0001642122): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- GABELLI MARIO J (CIK 0001185533): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: DUCOMMUN INC /DE/
Address of issuer's principal executive offices: 600 ANTON BOULEVARD, 600 ANTON BOULEVARD, COSTA MESA, California (CA), 92626

## Item 2. Identity and Background
Name of person filing: This statement is being filed by one or more of the following persons: GGCP, Inc. (GGCP), GGCP Holdings LLC (GGCP Holdings), GAMCO Investors, Inc. (GBL), Associated Capital Group, Inc. (AC), Gabelli Funds, LLC (Gabelli Funds), GAMCO Asset Management Inc. (GAMCO), Teton Advisors, LLC (Teton Advisors), Keeley-Teton Advisors, LLC (Keeley-Teton), Gabelli & Company Investment Advisers, Inc. (GCIA), Morgan Group Holding Co., (MGH), G.research, LLC (G.research), MJG Associates, Inc. (MJG Associates), Gabelli Securities International (Bermuda) Limited (GSIL), Gabelli Foundation, Inc. (Foundation), Mario Gabelli, LICT and CIBL. Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the Reporting Persons.
Residence or business address: GAMCO is a New York corporation and GBL and MGH are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830. GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830. G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. Teton Advisors is a Wyoming limited liability company having its principal place of business at 189 Mason Street, Greenwich, CT 06830. Keeley-Teton Advisors is a Delaware limited liability company having its principal place of business at 141 W. Jackson Blvd., Chicago, IL 60604. MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
Present principal occupation or employment:
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC. GBL, a public company whose stock is quoted on the OTCQX platform, is the parent company for a variety of companies engaged in the securities business, including certain of those named below. AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.

GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (Advisers Act). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts. As a part of its business, GCIA may purchase or sell securities for its own account. GCIA or its relying advisers, act as a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, Gabelli Intermediate Credit Fund L.P., GAMA Select Plus Master Fund, Ltd., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.

G.research is a wholly owned subsidiary of MGH. G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (1934 Act), which may as a part of its business purchase and sell securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focused Growth and Income Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources, Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Merger Plus+ Trust Plc, The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Media Mogul Fund, The Gabelli Pet Parents Fund, Keeley Small Cap Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd., Gabelli Growth Innovators ETF, Gabelli Love Our Planet & People ETF, Gabelli Automation ETF, Gabelli Commercial Aerospace & Defense ETF, Gabelli Financial Services Opportunities ETF (collectively, the Funds), which are registered investment companies. Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.

Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mites Fund, The Teton Westwood Balanced Fund, and The TETON Westwood Equity Fund. The TETON Westwood Mighty Mites Fund is sub-advised by Gabelli Funds, and their holdings are included in this filing.

Keeley-Teton, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Convertible Securities Fund and their holding are included in this filing.

MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC. Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation. Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.

CIBL is a holding company with interest in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.

Mario Gabelli is the controlling stockholder, co-Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC. Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of MGH and indirectly of Teton Advisors and Keeley-Teton Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: United States.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons file the long form Schedule 13D pursuant to Section 13d-1 of the Securities Exchange Act of 1934 (the "Act") even though they may be technically eligible to file the short form Schedule G. Because the Reporting Persons may regularly communicate with the Issuer's management, filing the Schedule 13D ensures that these conversations are compliant with the reporting obligations under the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of Securities to which this Schedule 13D relates is 599,956 shares, representing 4.00% of the 14,986,947 shares outstanding as reported in the Issuer's most recently filed Form 10-K for the fiscal year ended December 31, 2025. The Reporting Persons beneficially own those Securities as follows: GAMCO 471,586 shares 3.15%, Gabelli Funds 100,670 shares 0.67%, Foundation 3,800 shares 0.03%, GBL 200 shares 0.00% and Teton Advisors 23,700 shares 0.16%.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have authority to vote 8,300 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Funds shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
Transactions in the class effected during the past sixty days:
Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth below:

DATE SHARES PURCHASED PRICE
/SOLD

GABELLI FOUNDATION, INC.
3/4/2026 -200 135.1100
3/3/2026 -500 132.1000
3/2/2026 -500 129.8220
2/11/2026 -200 123.4900
2/10/2026 -300 122.4800
2/3/2026 -1,000 120.3191
2/2/2026 -500 115.0120

GABELLI FUNDS, LLC
GABELLI ASSET FUND
2/10/2026 -1,000 120.5674
GABELLI EQUITY TRUST
2/10/2026 -2,600 120.5674
GABELLI COMMERCIAL AEROSPACE & DEFENSE ETF
2/12/2026 474 120.1600
2/4/2026 158 118.7100
1/29/2026 1,738 111.7200
1/20/2026 316 112.2700
GABELLI ENTERPRISE M&A FUND
2/20/2026 -300 126.2000
1/20/2026 -200 113.4000
GABELLI SMALL CAP GROWTH FUND
3/3/2026 -2,100 131.0343

GAMCO ASSET MANAGEMENT INC.
3/9/2026 -300 130.4500
3/6/2026 -350 128.2551
3/5/2026 -800 130.4969
3/4/2026 -150 136.3700
3/4/2026 -100 138.5000
3/3/2026 -1,900 134.0603
3/2/2026 -1,730 129.8879
2/27/2026 -500 121.4500
2/27/2026 -200 124.0000
2/26/2026 -200 122.3000
2/24/2026 -300 124.7300
2/23/2026 -1,300 124.4713
2/23/2026 1,300 125.2209
2/23/2026 -500 125.4500
2/20/2026 -1,600 126.4688
2/18/2026 -100 126.7500
2/17/2026 -50 124.2900
2/17/2026 -200 124.7000
2/13/2026 -400 122.5850
2/13/2026 -500 123.1250
2/12/2026 -300 121.5600
2/11/2026 -200 121.3400
2/11/2026 -300 122.6300
2/10/2026 -300 121.1700
2/9/2026 -1,200 122.8883
2/6/2026 -900 121.7744
2/5/2026 -400 118.5625
2/4/2026 -200 118.7500
2/3/2026 -200 120.5050
1/30/2026 -300 111.5300
1/30/2026 -500 113.3500
1/28/2026 -400 111.2500
1/26/2026 -100 110.0300
1/23/2026 -550 114.1145
1/22/2026 -425 115.9546
1/20/2026 -300 112.8667
1/20/2026 -200 113.6000
1/16/2026 -200 113.8750
1/16/2026 -1,500 114.4979
1/15/2026 -1,650 112.7673
1/15/2026 -400 113.1512
1/15/2026 -300 114.7508
1/14/2026 -200 111.1001
1/13/2026 60 110.4814
1/13/2026 -200 110.5900

MJG ASSOCIATES, INC.
3/3/2026 100 130.7200
3/3/2026 -100 133.5266

TETON ADVISORS, LLC
3/4/2026 -300 138.2000
3/3/2026 -700 131.0714
3/2/2026 -1,000 129.7828
2/23/2026 -300 125.0000
2/3/2026 -500 120.1200
2/2/2026 -1,000 115.2945
1/15/2026 -1,100 113.0274
1/13/2026 -400 110.6500
1/12/2026 -2,000 108.2055
Other persons with the right to receive dividends or sale proceeds: The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Teton Advisors and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships. Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer on March 9, 2026.

## Signatures
- GAMCO INVESTORS, INC. ET AL: PETER D. GOLDSTEIN, CHIEF LEGAL OFFICER (03/10/2026)
- GABELLI FUNDS LLC: DAVID GOLDMAN, GENERAL COUNSEL (03/10/2026)
- GAMCO Asset Management Inc.: DOUGLAS R. JAMIESON, PRESIDENT (03/10/2026)
- GABELLI FOUNDATION, INC.: DAVID GOLDMAN, ATTORNEY-IN-FACT (03/10/2026)
- Teton Advisors, LLC: DAVID GOLDMAN, COUNSEL (03/10/2026)
- GGCP, INC.: DAVID GOLDMAN, ATTORNEY-IN-FACT (03/10/2026)
- Associated Capital Group, Inc.: PETER D. GOLDSTEIN, CHIEF LEGAL OFFICER (03/10/2026)
- GABELLI MARIO J: DAVID GOLDMAN, ATTORNEY-IN-FACT (03/10/2026)